COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
                              Publicly-Held Company
                         CNPJ/MF No. 47.508.411/0001-56

                               PUBLIC ANNOUNCEMENT

In accordance with the provisions of article 157, paragraph 4, of the Brazilian Corporate Law n. 6.404/76 and Rule n. 358/02 of the Brazilian Securities and Exchange Commission, COMPANHIA BRASILEIRA DE DISTRIBUICAO (Company) hereby informs its shareholders and general investors that:

1. In September 19, 2003, the Company and Banco Rabobank International Brasil S.A. concluded the structure and incorporation of Pao de Acucar Fundo de Investimento em Direitos Creditorios (Fund).

2. The Fund is a receivables investment fund structured and incorporated under Rule n. 356/2001 of the Brazilian Securities and Exchange Commission, with a preponderance of its investments in receivables originated by the Company and other retail stores controlled by the Company (Assignors) from transactions involving sales on credit to their clients (in the form of credit card sales, post-dated checks, installment sales, and purchase vouchers) (Receivables).

3. The administrator and investment manager of the Fund will be Intrag Distribuidora de Titulos e Valores Mobiliarios Ltda., a company duly authorized to render asset management services and member of the economic group of Banco Itau S.A.. Banco Itau S.A. will be responsible for providing book-keeping and custody services to the Fund.

4. The net worth of the Fund is composed by 10,000 (ten thousand) shares, being 3,700 (three thousand and seven hundred) senior shares class A, 4,300 (four thousand and three hundred) senior shares class B, and 2,000 (two thousand) subordinated shares, each one with the par value of R$ 50.000,00 (fifty thousand reais). Senior shares represent the total amount of R$ 400.000.000,00 (four hundred million reais) and subordinated shares represent the total amount of R$ 100.000.000,00 (one hundred million reais).

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5. Senior shares class A have as benchmark 103% of the index that represents the
Brazilian overnight money ("CDI") and senior shares class B have as benchmark 101% of the CDI rate.

6. The Assignors will assign and transfer Receivables to the Fund from time to time, during a period of time of 5 years, which shall be extended up to 10 years.



                          Sao Paulo, September 25, 2003


                           Fernando Queiroz Tracanella
                           Investors Relations Officer

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COMPANHIA BRASILEIRA DE DISTRIBUICAO                        THOMSON FINANCIAL INVESTOR RELATIONS

Fernando Tracanella                                         Doris Pompeu
Investor Relations Director                                 Phone: 55 (11) 3848 0887 ext.208
Daniela Sabbag                                              e-mail:  doris.pompeu@thomsonir.com.br
Financial Analyst
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
e-mail: cbd.ri@paodeacucar.com.br

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                   Website: http://www.grupopaodeacucar.com.br


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    Declaracoes contidas neste comunicado relativas a perspectiva dos negocios da Companhia, projecoes de resultados operacionais e financeiros, e relativas ao potencial de crescimento da Companhia, constituem-se em meras previsoes e foram baseadas nas expectativas da Administracao em relacao ao futuro da Companhia. Estas expectativas sao altamente dependentes de mudancas no mercado, no desempenho economico geral do Brasil, na industria e nos mercados internacionais, portanto estao sujeitas a mudancas.
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